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                              June 26, 2020

       Lei Wang
       Chief Executive Officer
       Guardforce AI Co., Limited
       96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi,
       Bangkok 10210, Thailand

                                                        Re: Guardforce AI Co.,
Limited
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 20-F
                                                            Filed June 16, 2020
                                                            File No. 000-56154

       Dear Ms. Wang:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 20-F

       Risk Factors, page 3

   1. Please add a risk factor to apprise investors of the risks associated with HFG acting as both an advisor to VCAB
and a "finder" in the merger with the company.
       Item 5. Operating and Financial Review and Prospects
       A. Operating Results
       Results of Operations
       Other income, page 28

   2. We acknowledge your response to prior comment 7. Given the significance of your sundry income in 2019
to your pre-tax income, please revise your disclosure to provide
 Lei Wang
Guardforce AI Co., Limited
June 26, 2020
Page 2
         the underlying nature of this "sundry income" and, to the extent appropriate, provide some context as to whether or not it could recur.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameLei Wang                                    Sincerely,
Comapany NameGuardforce AI Co., Limited
                                                              Division of
Corporation Finance
June 26, 2020 Page 2                                          Office of Finance
FirstName LastName